George M. Silfen Partner Phone (212) 715-9522 GSilfen@KramerLevin.com

August 18, 2014

Asen Parachkevov
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.20549

Re:	Corsair Opportunity Fund (the "Fund")
Registration Statement on Form N-2
File Numbers: 333-197119; 811-22978

Dear Mr. Parachkevov:

Set forth below are the above-referenced Fund’s responses to comments received on July 30, 2014 in connection with the Fund's N-2 filing on June 30, 2014.

For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.  Capitalized terms used but not defined in this letter have the meanings ascribed to them in the N-2 filing.  Appendix A shows the changes addressing the comments that would be reflected in a pre-effective amendment to the Registration Statement.

General

1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

We note the comment.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000
990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800
47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01
www.kramerlevin.com

Securities and Exchange Commission
August 18, 2014

2.	Please advise us if you have submitted any exemptive application(s) or no-action request(s) in connection with your Registration Statement.

On June 30, 2014, the Fund filed an Exemptive Application (File No. 812-14326) pursuant to Section 6(c) of the 1940 Act, seeking an order permitting the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution or service fees with respect to certain classes.

3.	Please state in your response letter whether FINRA has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

FINRA has not reviewed the proposed underwriting terms because the Fund will be operating as an interval fund, pursuant to Rule 23c-3 of the 1940 Act. Under FINRA Rules interval funds are treated like open-end mutual funds and thus are exempt from FINRA review.

4.	Please confirm that the Fund does not intend to issue preferred stock, convertible or debt securities in the next 12 months.

Confirmed.

Cover Page

5.	Please include a separate line item for the amount of estimated organization and offering expenses to be paid by the Fund. Please clarify that such expenses will be borne indirectly by shareholders.

The requested disclosure has been made.

6.	It is disclosed that the Distributor will distribute Fund shares on a best efforts basis. State if there are arrangements to place funds received in escrow, trust or similar arrangement. If no arrangements have been made, so state. See Instruction 5 to Item 1(b) of Form N-2.

The requested disclosure has been made.

7.	Please confirm that the eligibility criteria for investors permitted to purchase Fund shares are consistent with the definition of “qualified client” under Rule 205-3 of the Investment Advisers Act of 1940 (the “Advisers Act”). To the extent that it is not, please

Securities and Exchange Commission
August 18, 2014

explain whether the Incentive Fee arrangements are permissible under Section 205(a)(1) of the Advisers Act.

We confirm that the Fund’s eligibility criteria is consistent with the definition of “qualified client” under Rule 205-3 of the Advisers Act.

Prospectus

Prospectus Summary

8.	Under the heading “Principal Investment Strategies,” please clarify the types of investments that qualify as “equity securities” under the Fund’s investment program.

We note that the requested clarification is already present in the first paragraph under the aforementioned heading, in the following sentence:  “For purposes of the Fund's investment program, “equity securities” means common and preferred stocks (including IPO securities), convertible securities, stock options (call and put options), warrants and rights.”

9.	In other parts of the Registration Statement (see page 16), it is disclosed that the Fund might invest in convertible securities, stock options (calls and puts), warrants and rights, as part of the Fund’s principal investment strategy. Please make the strategy descriptions consistent.

We note that the referenced disclosure on page 16 is substantially identical and consistent with the sentence referred to in Response #8 above.  Accordingly, the strategy descriptions are consistent as requested.

10.	A detailed discussion regarding the definition of “Canadian issuers,” has been provided. Please clarify if the same criteria would apply to the definition of “U.S. issuers”.

The requested clarification has been made to the Principal Investment Strategies section of the Prospectus Summary on page 2.

11.	Under the heading “Principal Investment Strategies,” it is disclosed that in pursuing the Fund’s investment objective, the Adviser may invest in so-called “special situations.” Please revise the disclosures on the Cover Page to include this aspect of the Fund’s strategy and briefly explain attendant risks.

Securities and Exchange Commission
August 18, 2014

The requested clarification has been made.

12.	The “Principal Investment Strategies” section discloses that the Fund generally will hold significant amounts of cash. Please explain whether such holdings are consistent with the Fund’s investment strategy and how they may impact the Fund’s investment objectives.

The requested clarification has been made.

13.	Please confirm that acquired fund fees and expenses (as a result of the Fund’s investments in ETFs and shares in similar vehicles) are not expected to exceed 1 basis point.

Confirmed.

14.	Under “Borrowings,” please revise the last sentence to clarify that the Fund does not anticipate borrowing for investment purposes.

The requested clarification has been made.

15.	In the “Management Fee & Incentive Fee” section, please provide a clear explanation how the Fund’s fee arrangements differ from typical “high water mark” structures. Specifically, explain that the loss carryforward account is not specifically applied to particular shares, and that the Fund’s compensation structure results in the possibility that a shareholder may be charged an incentive fee even though the net asset value of his shares has decreased. Additionally, please disclose that subsequent issuance of shares would result in dilution of the loss carryforward benefit to which existing shareholders are entitled. Please explain how this result is different from a typical “high water mark” fee structure. Please disclose the risk more prominently in the Risks Factors section.

The requested clarification has been made.

16.	In your response letter, please inform the staff whether you have submitted any exemptive order applications regarding Class I shares. Please include an update on the status of such application.

Securities and Exchange Commission
August 18, 2014

Please see earlier response to Question 2. The Exemptive Application is under review by Stephan N. Packs and Nadya B. Roytblat of the SEC’s Division of Investment Management.

17.	In the last paragraph of the “Risk Factors” section, the Prospectus states that, with respect to non-diversified investment companies such as the Fund, there are no percentage limitations imposed by the 1940 Act on the portion of the Fund’s assets that may be invested in the securities of any one issuer. Please state that the Internal Revenue Code does impose diversification requirements that the Fund is required to meet under Subchapter M. Include a brief description of the requirements.

The requested disclosure has been made.

Summary of Fund Expenses

18.	In the fee table, the “Total Annual Fund Operating Expenses” line item includes a parenthetical that excludes the Incentive Fee. Please confirm that after the first full year of operations, the fee table will include the amount all expenses of the Fund, including the Incentive Fee.

Confirmed – the fee table (after the first year) will reflect the Incentive Fee as required by Form N-2.

Principal Risk Factors

19.	Under “Risk of Equity Securities,” it is disclosed that the Fund may sell call and put options. Please clarify whether the strategy contemplates the Fund selling only covered call and put options. Please make the disclosure consistent throughout the Registration Statement (see Comment 5 above and disclosures on page 26 of the Prospectus).

The requested clarification has been made.

Securities and Exchange Commission
August 18, 2014

20.	Under “Potential Conflicts of Interest,” please explain how Other Accounts are expected to participate in investment opportunities offered to the Fund in light of the limitations imposed on joint transactions in Section 17 of the 1940 Act. Please disclose whether the Fund expects to apply for exemptive relief. Please explain how the Adviser expects to allocate investment opportunities, in the absence of exemptive relief. Make conforming changes to “Potential Conflicts of Interest – Participation in Investment Opportunities” on page 44.

The Fund does not currently expect to apply for exemptive relief with respect to joint transactions prohibited by Section 17 of the 1940 Act, and we have clarified in the applicable sections of the Prospectus that the investment opportunities at issue (publicly-traded securities) would be allocated or bunched on a fair and equitable basis, and in a manner consistent with presently applicable SEC staff positions.

Repurchase Offers

21.	One of the circumstances under which the Fund may suspend or postpone a repurchase offer is for any period during which NYSE or any other market in which Fund shares are traded is closed. Given that the Fund is not expected to be listed, please include a clarification regarding the Fund’s unlisted status or remove the bullet.

The requested revision has been made.

Brokerage

22.	Please disclose that any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Fund will be “paying-up”, will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934.

The requested disclosure has been made.

Appendix B

23.	Appendix B is meant to present past performance information of another investment vehicle, the Other Vehicle, which has “substantially the same” the investment program as the Fund. It is disclosed that the Other Vehicle represents “the longest track record available among all similarly managed accounts by the Adviser.” In order to present past

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August 18, 2014

performance information, the Appendix must disclose performance for all similarly managed accounts. Alternatively, please inform the staff how the performance of the Other Vehicle differs from the performance from the other accounts, and represent that the exclusion of all other substantially similar accounts will not cause the disclosure to be misleading.

As disclosed in Appendix B, in addition to the Other Investment Vehicle, there are other similarly managed accounts with shorter track records than the Other Investment Vehicle.  The past performance for such other accounts does not differ in any material respect from the past performance of the Other Investment Vehicle during the same periods.  Accordingly, the disclosure in Appendix B, which excludes such other accounts, is not misleading.

24.	Please revise the disclosure to state that the Other Vehicle (and all other similarly managed accounts, if applicable) has “substantially similar objects, policies and strategies.”

The requested revision has been made.

25.	Include a statement that prior performance information is for accounts that are/were not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which if applicable, may have adversely affected the performance results.

The requested disclosure has been made.

26.	If the actual fees/expenses of the Other Vehicle are lower than the Fund's, state that the Fund's expense structure would have lowered the results.

The expenses of the Other Vehicle are not expected to be lower than the expenses of the registered Fund.

27.	Supplementally confirm the appropriateness of the benchmark indices chosen.

Confirmed.

Part C

28.	Please confirm whether the terms of the offering of Class I shares has been approved and authorized by the Fund’s board of directors. It may be necessary for the Fund to undertake to file an unqualified legality opinion and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

Securities and Exchange Commission
August 18, 2014

Confirmed as to Class I.  We note the comment.

In addition to the above, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen
George Silfen

Appendix A

Subject to completion, dated [__________], 2014

PRELIMINARY PROSPECTUS

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.  WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Corsair Opportunity Fund

Shares of Beneficial Interest

Corsair Opportunity Fund (the “Fund”) is a newly organized Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company.  The Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and, as such, offers to repurchase between 5% - 25% of its outstanding shares at their net asset value as of or prior to the end of each fiscal quarter (as described on the next page).  Corsair Capital Management, L.P. serves as the investment adviser of the Fund (the “Adviser”).

The Fund's investment objective is to achieve capital appreciation.  The Fund pursues this objective by investing its assets primarily in long and short positions in equity securities of U.S. and Canadian companies.  Generally, the Adviser emphasizes companies believed to be going through “special situations,” i.e., strategic and/or structural change ~~(e.g.~~, such as spin-offs, restructurings, post-bankruptcy reorganizations, etc.~~)~~  , or companies operating in industries or other environments believed to be undergoing substantial change.  The Fund’s investment in companies involved in “special situations” often requires an unusually high level of analytical sophistication, both financial and legal.  There is no assurance that the Adviser will correctly evaluate the transactions or events and, as a result, the Fund’s investment in these “special situations” may not be successful.

The Fund is expected to have a “net-long bias” (where the dollar value of the long  positions exceed the value of short positions).  However, the Fund does effect short-sales under circumstances where the Adviser identifies more attractive opportunities for capital appreciation (relative to investing in long positions) and for other purposes, such as hedging.  Short selling is considered a speculative investment practice and involves certain risks.

The Fund has no plans to list its shares of beneficial interest (“shares”) on any securities exchange, and there is no assurance that any secondary market will develop for shares.  Shares are subject to transfer restrictions, including a requirement that shares must be held in the investor's account with a Selling Agent (each as defined on the next page) and, except for certain circumstances, may only be transferred to persons who are “Qualified Investors” (as described on the next page).

This prospectus (the “Prospectus”) sets forth concisely the information about the Fund that a prospective investor should know before investing.  You are advised to read this Prospectus carefully and to retain it for future reference.  A statement of additional information (“SAI”) dated ~~June 30,~~August [●], 2014, as it may be supplemented, containing additional information about the Fund, has been filed with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference in its entirety into this Prospectus.  You may request a free copy of the SAI (the table of contents of which is on page 47 of this Prospectus), the Fund's annual and semi-annual reports to shareholders, and other information about the Fund, and make shareholder inquiries by writing to Corsair Opportunity Fund, 366 Madison Avenue, 12th Floor, New York, NY 10017 or by calling collect (212) 949-3000 (the Fund does not maintain an Internet Website).  You also may obtain a copy of the SAI (as well as material incorporated by reference and other information regarding the Fund) from the SEC's website (http://www.sec.gov).  The address of the SEC's internet site is provided solely for the information of prospective investors and is not intended to be an active link.

INVESTING IN SHARES INVOLVES A HIGH DEGREE OF RISK.  (SEE “PRINCIPAL RISK FACTORS” BEGINNING ON PAGE 15.)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[_______________]

Distributor

(CONTINUED FROM INSIDE FRONT COVER)

	Class A Shares*	Class I Shares*
Total Offering Amount (1)	$[_________]	$0
Maximum Sales Load (2)	[3]%	0%
Minimum Sales Load (1)(2)	[0]%	0%
Proceeds to the Fund (maximum) (3)	$[_________]	$0
Proceeds to the Fund (minimum) (3)	$[_________]	$0
Estimated Organizational and Offering Expenses (3)	$[_________]	$0

*	Currently, only Class A shares of the Fund are offered. The Fund expects to offer Class I shares in the future, subject to obtaining an exemptive order from the Securities and Exchange Commission (“SEC”).

(1)	The minimum initial investment in shares of the Fund by an investor is $[50,000], subject to reduction at the discretion of an investor's broker, dealer or other financial intermediary. Minimum subsequent investments must be at least $[10,000] (in each case, including a sales load if applicable). In addition, the Fund currently expects Class I shares of the Fund to only be available to investors: (i) who purchase their investment through a discretionary or non-discretionary fee-based advisory or wrap program of a selling agent of the Fund; (ii) who are clients of investment advisers or financial planners that participate in programs operated by selling agents of the Fund through which Class I shares are offered; (iii) who are other customers or clients of selling agents of the Fund or their affiliates, as authorized by the Fund’s distributor, in consultation with the selling agent of the Fund, or (iv) who have a minimum initial investment of $[1,000,000].

(2)	Class A share investors may be charged a sales load up to a maximum of [3]% on the amount they invest. The specific amount of the sales load is not fixed and will be determined by the investor and its broker, dealer or other financial intermediary. (See “The Offering --- Plan of Distribution.”) The sales load will neither constitute an investment made by the investor nor form part of the assets of the Fund. The sales load is subject to the applicable limitations imposed by the rules and regulations of the Financial Industry Regulatory Authority, Inc.

(3)	Organizational and offering expenses are not expected to exceed $[_____] and will be borne indirectly by shareholders. The net proceeds to the Fund after payment of the estimated offering expenses of $[_________] would be approximately $[_________].

[___________] (the "Distributor") serves as the distributor of the Fund's shares on a best efforts basis.  There are no arrangements to place the funds received in an escrow, trust, or similar arrangement.  Pursuant to the terms of the Distributor's distribution agreement with the Fund, the Fund, the Distributor or other Fund agents may retain unaffiliated brokers or dealers to act as selling agents (“Selling Agents”) to assist in the distribution of Fund shares.  The Fund reserves the right to withdraw, cancel, suspend or modify the offering of shares at any time.  The Fund is initially offering up to [________] Class A shares at a fixed price of $[____] per share, plus a sales load (if applicable) (the "Initial Offering") and, following the close of the Initial Offering, which is currently anticipated to be on or about [____], 2014, will offer shares for purchase monthly at a price equal to net asset value next determined after an order is accepted, plus a sales load (if applicable).  Purchase orders for shares sold in connection with a monthly offering must be received in proper form by the Fund, the Distributor or other Fund agent prior to the close of business (normally 5pm), which can be, with respect to certain Selling Agents, as many as five business days prior to the end of a month (a “Closing Time”).  At each Closing Time (and at the close of the Initial Offering, for purchase orders received in connection with the Initial Offering), purchase orders received in proper form will be accepted by the Fund and deposited monies will be invested in the Fund (net of the sales load, if applicable) as of the first business day of the next month following submission of an investor's purchase order.  Investors will receive written or electronic confirmation of each transaction and regular reports showing account balances. A prospective investor may rescind a purchase order for shares at any time prior to the close of the Initial Offering or, thereafter, prior to a Closing Time.

ii

PROSPECTUS SUMMARY

In making an investment decision, an investor must rely upon his, her or its own examination of Corsair Opportunity Fund (the “Fund”) and the terms of the offering, including the merits and risks involved in acquiring shares of beneficial interest (“shares”) in the Fund.  This is only a summary of information to consider before investing and is qualified in its entirety by the more detailed information that follows elsewhere in this prospectus (the “Prospectus”).  An investor should review the entire Prospectus and statement of additional information (“SAI”), available upon request, before making a decision to purchase shares of the Fund.

The Fund	Corsair Opportunity Fund (the “Fund”) is a newly organized Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. Corsair Capital Management, L.P., a Delaware limited partnership that is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940 (the “Advisers Act”), serves as the investment adviser of the Fund (the “Adviser”). The Adviser is controlled by its general partner, Corsair Capital Management GP, L.L.C. (the “General Partner”), and Jay R. Petschek and Steven Major, each a managing member of the General Partner and Principal and Co-Portfolio Manager of the Adviser, serve as the Portfolio Managers of the Fund.

Principal Investment Strategies	The Fund's investment objective is to achieve capital appreciation. The Fund pursues this objective by investing its assets primarily in long and short positions in equity securities of U.S. and Canadian companies. Generally, the Adviser emphasizes companies believed to be going through strategic and/or structural change (e.g., spin-offs, restructurings, post-bankruptcy reorganizations, etc.) or companies operating in industries or other environments believed to be undergoing substantial change. For purposes of the Fund's investment program, “equity securities” means common and preferred stocks (including IPO securities), convertible securities, stock options (covered call and put options), warrants and rights. The Fund is expected to have a “net-long bias” (where the dollar value of the long positions exceed the value of short positions). However, the Fund does effect short-sales under circumstances where the Adviser identifies more attractive opportunities for capital appreciation (relative to investing in long positions) and for other purposes, such as hedging. Due to limitations imposed by the 1940 Act and operational requirements, the Fund generally expects that no more than 50 percent of its total assets would be represented by short sales. (See “Principal Risk Factors --- Leverage & Borrowings Risk.”) Short selling is considered a speculative investment practice and involves certain risks. In addition, the Fund, as a result of certain short sale transactions, may recognize short term capital gain, which will be passed through to investors as ordinary income. (For a more detailed discussion of the tax consequences of short sale transactions, see “Certain Tax Matters --- Taxation of Short Sales.”)

The Adviser will invest the Fund's assets in equity securities without regard to the issuer's market capitalization.  The Fund may invest in securities of “Canadian issuers,” which, for these purposes, are companies that derive a majority of their revenue or profits from Canadian businesses, investments or sales, or that have a substantial portion of their operations or assets in Canada.  Without regard to the Fund’s investments in Canadian companies, the Fund may invest up to 25% of its total assets in other foreign securities.  The Fund's investments in Canadian and other foreign companies may include companies that are located in, or conduct business in, emerging or less developed countries.  These investments are typically subject to certain risks to a much greater degree than investments in developed countries, like Canada.  In evaluating whether a security is issued by a U.S. issuer, the Fund applies the same definition as referred to above for identifying Canadian issuers except that if the issue would meet the criteria for both a Canadian issuer and a U.S. issuer, the Fund would treat the issuer as a Canadian issuer for purposes of its investment policy.  (See “Principal Risk Factors --- Foreign Investment Risk.”)

In pursuing the Fund’s investment objective, the Adviser may invest in so-called “special situations,” such as spin-offs, and “event-related” and merger arbitrage positions.  Event-related strategies involve investing in securities of companies currently or prospectively involved in a wide variety of corporate transactions or other events where the investment thesis is predicated on the anticipated effect of such transactions or events. Such events may include mergers, acquisitions, recapitalizations, restructurings, spinoffs, divestitures, management change, new products or offerings, and other situations which alter a company’s structure, strategy or prospects. Merger arbitrage typically involves taking short and/or long positions in the stock of a company buying or being bought by another company upon the announcement of an acquisition offer. The investor will generally buy shares of the target and short shares of the acquirer in a stock for stock transaction, in expectation of profiting from the price differential between the purchase price of the securities and the value received for the securities as a result of or in expectation of the consummation of the event.

Given the Fund’s opportunistic investment strategy, the Fund generally  holds a significant amount of cash which may negatively impact the Fund’s ability to achieve its investment objective.  The Fund may also hold debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities (“U.S. Government Securities”) and/or interests in money market funds.  During periods of rising markets, these holdings may adversely impact the Fund’s performance relative to a more fully invested portfolio.

The Adviser principally uses fundamental research to identify and assess potential portfolio investments.  This research typically includes analysis of financial statements and other data, meeting company personnel, visiting company facilities, reviewing customers and competitors and analyzing comparable companies or securities.

While the Adviser intends to conduct research on a broad range of companies, it will focus special attention on (i) companies believed to be undergoing substantial operating or financial change, which frequently include companies involved in spin-offs or corporate reorganizations and/or restructurings; and (ii) companies believed to be operating in industries or other environments undergoing substantial change.  These circumstances sometimes result in the Adviser focusing on companies with little or no research coverage or a perceived lack of adequate research coverage by securities firms generally.

The Fund's investment program is speculative and entails substantial risks.  There can be no assurance that the Fund's investment objective will be achieved or that its investment program will be successful.  Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved.  Investors could lose some or all of their investment.

Non-Principal Investment Practices	In addition to its principal investment strategies, the Fund may invest in debt securities and certain derivative instruments (in addition to the options described under “Principal Investment Strategies”), such as forward contracts, total return swaps, forward currency exchange contracts, options on stock indices and structured-equity notes. Currently, however, the Fund does not anticipate using over-the-counter derivatives. (See “Additional Risk Factors --- Derivatives Risk.”) The Fund may also purchase retail shares of exchange-traded funds that are registered under the 1940 Act (“ETFs”) and retail shares of similar investment vehicles that are not registered under the 1940 Act (together with the ETFs, “Traded Funds”) and effect short sales of these shares. Transactions in Traded Funds may be used in seeking capital appreciation or for hedging purposes. During periods of adverse market conditions in the equity securities markets, the Fund may deviate from its investment objective and invest substantially all of its assets in high quality debt securities, money market instruments, or hold its assets in cash. The Fund also invests in money market instruments for liquidity purposes. (See “Non-Principal Fund Investment Practices and Their Risks.”)

Borrowings
The Fund is authorized to borrow money for investment purposes, to meet repurchase requests and for liquidity purposes.  Borrowings by the Fund (which do not include short and derivative transactions) will not exceed 33 ⅓ percent of the Fund's total assets.  Borrowing for investment purposes (a practice known as “leverage”) is a speculative investment practice and involves certain risks.  The Fund does not currently anticipate using borrowings for ~~these~~ investment purposes.  (See “Principal Risk Factors --- Borrowings & Leverage Risk.”)

Management of the Fund	The board of trustees of the Fund (the “Board”) has overall responsibility for the management and supervision of the operations of the Fund. It has delegated responsibility for management of the Fund's day-to-day operations to the Adviser. (See “Management of the Fund.”)

The Adviser	The Adviser, Corsair Capital Management, L.P., a Delaware limited partnership, serves as the investment adviser of the Fund. Pursuant to an investment advisory agreement with the Fund (the “Advisory Agreement”), the Adviser is responsible for: (i) developing and implementing the Fund's investment program, (ii) managing the Fund's investment portfolio and making all decisions regarding the purchase and sale of investments for the Fund, and (iii) providing various management and administrative services to the Fund. Although the Fund is recently formed and has no operating history upon which investors can evaluate its performance and the Adviser has not served as investment adviser to other registered investment companies, the Adviser serves as a subadviser to one or more registered investment companies, and it manages investment funds and accounts that have investment programs that are substantially similar to the investment program of the Fund. (See "Performance Information" and "Management of the Fund.")

Management Fee & Incentive Fee	In consideration of services provided by the Adviser, the Fund pays the Adviser a monthly management fee computed at the annual rate of [___]% of the Fund's average daily net assets (the “Management Fee”). The Fund also pays the Adviser a performance-based incentive fee (the “Incentive Fee”) promptly after the end of each fiscal year of the Fund. The Incentive Fee is determined as of the end of the fiscal year in an amount equal to 20% of the amount by which the Fund's net profits for all Fiscal Periods (as defined below) ending within or coterminous with the close of such fiscal year exceed the balance of the loss carryforward account (as described on the next page), without duplication for any Incentive Fees paid during such fiscal year.  The Fund also pays the Adviser the Incentive Fee in the event a Fiscal Period is triggered in connection with a share repurchase offer by the Fund, as described below.  For purposes of calculating the Incentive Fee, net profits means the amount by which: (a) the net assets of the Fund as of the end of a Fiscal Period, increased by the dollar amount of shares of the Fund repurchased during the Fiscal Period (excluding shares to be repurchased as of the last day of the Fiscal Period after determination of the Incentive Fee) and by the amount of dividends and other distributions paid to shareholders during the Fiscal Period and not reinvested in additional shares (excluding any dividends and other distributions to be paid as of the last day of the Fiscal Period), exceeds (b) the net assets of the Fund as of the beginning of the Fiscal Period, increased by the dollar amount of shares of the Fund issued during the Fiscal Period (excluding any shares issued in connection with the reinvestment of dividends and other distributions paid by the Fund).  Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund, determined in accordance with the valuation and accounting policies and procedures of the Fund.  “Fiscal Period” means each twelve-month period ending on the Fund's fiscal year-end (or such other period ending on the Fund’s fiscal year-end in the event the Fund’s fiscal year is changed), provided that whenever the Fund conducts a share repurchase offer, the period of time from the last Fiscal Period-end through the effective date of the repurchase offer also constitutes a Fiscal Period.  (Upon termination of the Advisory Agreement, the Fund will pay the Incentive Fee to the Adviser as if the date of effectiveness of such termination is the end of the Fund's fiscal year.)  In the event that an Incentive Fee is payable with respect to a Fiscal Period that is not the Fund's fiscal year-end due to the Fund's share repurchases, the Incentive Fee will be determined as if the end of such Fiscal Period were the end of the Fund's fiscal year, and only that portion of the Incentive Fee that is proportional to the Fund's assets paid in respect of such share repurchases (not taking into account any proceeds from any contemporaneous issuance of shares of the Fund, by reinvestment of dividends and other distributions or otherwise) will be paid to the Adviser for such Fiscal Period.  Since the Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and conducts repurchase offers every fiscal quarter, Fiscal Periods could be triggered (and, therefore, a portion of the Incentive Fee, if any, would be payable to the Adviser) up to four times each fiscal year.  For purposes of determining the Fund's net asset value, the Incentive Fee is calculated and accrued daily as an expense of the Fund (as if each day is the end of the Fund's fiscal year).

The Incentive Fee will be payable for a Fiscal Period only if there is no positive balance in the Fund's loss carryforward account.  The loss carryforward account is an account that will have an initial balance of zero upon commencement of the Fund's operations and, thereafter, will be credited as of the end of each Fiscal Period with the amount of any net loss of the Fund for that Fiscal Period and will be debited with the amount of any net profits of the Fund for that Fiscal Period, as applicable.  This is sometimes known as a “high water mark.”  (See “Fees and Expenses --- Incentive Fee.”)

Unlike a traditional high water mark incentive fee structure, the Incentive Fee is paid based on a loss carryforward account for the Fund as a whole and not loss carryforward accounts for each individual shareholder.  This means that a shareholder is subject to the Incentive Fee as reflected in the net asset value of his or her shares, so long as the Fund did not have a positive balance in its loss carryforward account and had positive net profits at the end of a Fiscal Period.  For example, if the Fund had positive performance for a Fiscal Period, but a shareholder invested in the Fund during a part of that Fiscal Period where the Fund had negative performance and the net asset value of his or her shares declined by the end of the Fiscal Period, then the shareholder would still be subject to the Incentive Fee reflected in the net asset value of the Fund’s shares (assuming the Fund did not have a positive balance in its loss carryforward account).  In addition, when the Fund issues additional shares, the loss carryforward benefit to which the Fund (and thus existing shareholders) is entitled will be diluted, as the per-share amount of cumulative losses is reduced, even though the same dollar amount of cumulative losses exists.  A shareholder’s per-share amount of cumulative losses in a traditional high water mark incentive fee structure would not suffer dilution upon the issuance of additional shares because there would be a loss carryforward account tracking that particular shareholder’s cumulative losses, and not the Fund’s as a whole.

The Incentive Fee presents certain risks that are not present in investment funds without incentive fees.  (See “Additional Risk Factors --- The Incentive Fee.”)  In addition, although the aggregate fees payable by the Fund to the Adviser are similar to those of private investment funds, they are significantly higher than those paid by most registered investment companies.

The Offering	The Fund will initially offer a single class of shares of beneficial interest (“shares”) designated as “Class A shares” to investors eligible to invest in the Fund. The Fund expects to offer Class I shares in the future, subject to obtaining an exemptive order from the Securities and Exchange Commission (“SEC”). Class I shares would have certain differing characteristics than Class A shares in terms of: (i) sales load; and (ii) distribution and shareholder servicing fees.

Class A shares of the Fund are being offered in an initial offering (the "Initial  Offering") at a price of $[____] per share plus a sales load of up to [3]% (if applicable).  The Initial Offering is currently anticipated to terminate on [_____], 2014, subject to extension.

After the Initial Offering is closed, shares of the Fund will be offered for purchase on a monthly basis in a continuous offering at their net asset value per share, plus, in the case of Class A shares (and if applicable), a sales load of up to [3]% of the amount invested (as described below).  Shares will be issued at the net asset value per share next computed after acceptance of an order to purchase shares.  The Fund's net asset value per share will be circulated to Selling Agents (as defined below) offering shares of the Fund.

The minimum initial investment in shares of the Fund by an investor is $[50,000], subject to reduction at the discretion of an investor's broker, dealer or other financial intermediary. Subsequent investments must be at least $[10,000].  (In each case, including a sales load if applicable.)  The minimum investment requirements may be reduced or waived for investments by personnel of the Adviser and its affiliates, and members of their immediate families, and as may be determined by the Board.  In addition, the Fund currently expects Class I shares of the Fund to only be available to investors: (i) who purchase their investment through a discretionary or non-discretionary fee-based advisory or wrap program of a Selling Agent; (ii)

doing business in, emerging or less developed countries.  These investments are typically subject to the foregoing risks to a much greater degree than investments in developed countries and thus, investments in less developed countries could potentially increase volatility of the Fund's net asset value.  (See “Principal Risk Factors --- Foreign Investment Risk.”)

The Fund is expected to have a “net-long bias” (where the dollar value of the long positions exceed the value of short positions). However, the Fund does effect short-sales under circumstances where the Adviser identifies more attractive opportunities for capital appreciation (relative to investing in long positions) and for other purposes, such as hedging.  Short selling is considered a speculative investment practice and involves certain risks.  The Fund will suffer a loss if it sells a security short and the value of the security rises rather than falls.  Short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund.  Positions in stocks sold short are more risky than long positions (purchases) in stocks because the maximum loss on a stock purchased is limited to the amount paid for the stock plus the transaction costs, where in the case of a short sale, there is no limit on the loss that may be incurred.  (See “Principal Risk Factors --- Risk of Short Sales.”)

When effecting short sales of securities, the Fund will receive a dollar amount (the “net short proceeds”) equal to the value of the securities sold short and will deposit and retain such net short proceeds with the brokerage firm through which it effected the short sale transactions (a “Prime Broker”).  Currently, the Fund's Prime Broker is UBS Securities, LLC.  The Fund may add one or more additional Prime Brokers.  The Fund, each Prime Broker and [_________], the Fund’s custodian, are parties to agreements in which the Prime Broker retains custody, on behalf of the Fund, of the cash proceeds from securities sold short.  Because the Fund effects short sales as part of its principal investment strategy, the short proceeds deposited with the Prime Broker could represent a material portion of the Fund's total assets.  This may expose the Fund to significant risks or difficulty in obtaining access to its assets in the event of the default or bankruptcy of its Prime Broker.  The Adviser will monitor regularly the creditworthiness of a Prime Broker.

The Fund may invest in companies involved in (or which are the target of) acquisition attempts or takeover or tender offers or mergers or companies involved in work-outs, liquidations, demergers, spin-offs, reorganizations, bankruptcies, share buy-backs and other capital market transactions or “special situations.” The level of analytical sophistication, both financial and legal, necessary for a successful investment in companies experiencing significant business and financial distress is unusually high. There is no assurance that the Adviser will correctly evaluate the nature and magnitude of the various factors that could, for example, affect the prospects for a successful reorganization or similar action. As there may be uncertainty concerning the outcome of transactions in which the Fund may invest, there is potential risk of loss by the Fund of its entire investment in such companies.  (See “Principal Risk Factors --- Special Situations/Event-Related Positions Risk.”)

Given the Fund’s opportunistic investment strategy, the Fund generally  holds a significant amount of cash which may negatively impact the Fund’s ability to achieve its investment objective. The Fund may also hold U.S. Government Securities and/or interests in money market funds, and the Fund will be subject to the risks of U.S. Government Securities and money market funds.  During periods of rising markets, these holdings may adversely impact the Fund’s performance relative to a more fully invested portfolio.  While U.S. Treasury obligations are backed by the “full faith and credit” of the U.S. Government, such securities are nonetheless subject to credit risk (i.e., the risk that the U.S. Government may be, or be perceived to be, unable or unwilling to honor its financial obligations, such as making payments).  (See “Principal Risk Factors --- U.S. Government Securities Risk.”)  Although money market funds seek to preserve the value of investments at $1.00 per share, it is possible for the Fund to lose money by investing in money market funds, and, in addition to the fees and expenses that the Fund directly bears, the Fund indirectly bears the fees and expenses of any money market funds in which it invests.  (See “Principal Risk Factors --- Money Market Fund Risk.”)

The Fund invests in equity securities without regard to the issuer's market capitalization.  Accordingly, the Fund may invest significantly in the stocks of companies having smaller market capitalizations, including mid-cap and small-cap stocks.  The stocks of these companies often have less management depth, narrower market penetrations, less diverse product lines, and fewer resources than larger companies.  Due to these and other factors, stocks of smaller companies may be more susceptible to market downturns and other events, and their prices may be more volatile than the stocks of larger companies.  (See “Principal Risk Factors --- Market Capitalization Risk.”)

The Fund is a “non-diversified” investment company.  Thus, there are no percentage limitations imposed by the 1940 Act on the portion of the Fund's assets that may be invested in the securities of any one issuer.  The portfolio of the Fund may therefore be subject to greater risk than the portfolio of a similar fund that diversifies its investments.  ~~(See “Principal Risk Factors --- Non-Diversified Status.”)~~Although the Fund is “non-diversified,” in order to qualify for special tax treatment as a “regulated investment company” under Subchapter M of the Internal Revenue Code,  it  must diversify its holdings so that, at the end of each quarter of the Fund’s taxable year: (i) at least 50% of the fair market value of its total assets consists of (A) cash and cash items (including receivables), U.S. government securities and securities of other regulated investment companies, and (B) other securities, limited in respect of any one issuer (other than those described in clause (A)) to the extent such securities do not exceed 5% of the value of the Fund’s total assets and are not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets consists of the securities of any one issuer (other than those described in clause (i)(A)), the securities (other than securities of other regulated investment companies) of two or more issuers the Fund controls and which are engaged in the same, similar, or related trades or businesses, or the securities of one or more qualified publicly traded partnerships.

Additional Risk Factors	The Incentive Fee may create an incentive for the Adviser to cause the Fund to make investments that are riskier or more speculative than those that might have been made in the absence of the Incentive Fee. In addition, the application of the Incentive Fee may not correspond to a particular shareholder's experience in the Fund because aggregate cumulative appreciation is calculated on an overall basis allocated equally to each outstanding share. The Incentive Fee is accrued daily as a liability of the Fund and so reduces the net asset value of all shares.

Shares of the Fund are not traded on any securities exchange or other market and, except for certain circumstances, are subject to substantial restrictions on transfer.

investment companies, and the Fund could underperform its benchmark indices and/or other funds with similar investment objectives.  The Fund may fail to achieve its investment objective and you may lose money.

Risk of Equity Securities

The Fund primarily invests in publicly-traded “equity securities,” which, for these purposes, means common and preferred stocks (including initial public offerings or “IPOs”), convertible securities, stock options (covered call and put options), warrants and rights.  Thus, the value of the Fund's portfolio will be affected by daily movements in the prices of equity securities.  These price movements may result from factors affecting individual companies, industries or the securities markets as a whole.  Individual companies may report poor results or be negatively affected by industry, regulatory and/or economic trends and developments.  The prices of securities issued by such companies may suffer a decline in response.  In addition, stock markets can be volatile at times, and stock prices can change drastically.  This market risk will affect the Fund's share price, which will fluctuate as the values of the Fund's investment securities and other assets change.  Not all stock prices change uniformly or at the same time, and not all stock markets move in the same direction at the same time.

In addition, special risks are associated with investments in IPO securities including a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer, and limited operating history.  These factors may contribute to substantial price volatility for the shares of these companies.  The limited number of shares available for trading in some IPOs may make it more difficult for the Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing market prices.  In addition, some companies in IPOs are involved in relatively new industries or lines of business, which may not be widely understood by investors.  Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospect of achieving them.  (See “Principal Risk Factors --- Market Capitalization Risk.”)

Convertible securities also carry unique risks.  The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security's worth, at market value, if converted into the underlying common stock).  Therefore, the investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline.  The credit standing of the issuer and other factors may also have an effect on the convertible security's investment value.  The conversion value of a convertible security is determined by the market price of the underlying common stock.  If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value.  Generally, the conversion value decreases as the convertible security approaches maturity.  To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security is increasingly influenced by its conversion value.  A convertible security generally sells at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income or preferred security, as applicable.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument.  If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party.  Any of these actions could have an adverse effect on the Fund's ability to achieve its investment objective.

With respect to stock options, the sale of a covered call option exposes the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security (owned by the Fund) or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security.  The sale of a covered put option exposes the Fund during the term of the option to a decline in price of the underlying security while depriving the Fund of the opportunity to invest the cash or liquid securities that are required to be placed in a segregated account in order to engage in a covered put option.  In addition, when options are purchased over-the-counter, the Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract.

money market funds.  During periods of rising markets, these holdings may adversely impact the Fund’s performance relative to a more fully invested portfolio.

U.S. Government Securities Risk

While U.S. Treasury obligations are backed by the “full faith and credit” of the U.S. Government, such securities are nonetheless subject to credit risk (i.e., the risk that the U.S. Government may be, or be perceived to be, unable or unwilling to honor its financial obligations, such as making payments).  Securities issued or guaranteed by federal agencies or authorities and U.S. Government-sponsored instrumentalities or enterprises may or may not be backed by the full faith and credit of the U.S. Government.  Given the Fund’s opportunistic investment strategy, the Fund may hold a significant amount of U.S. Government Securities.  During periods of rising markets, these holdings may adversely impact the Fund’s performance relative to a more fully invested portfolio.

Non-Diversified Status

The Fund is a “non-diversified” investment company.  Thus, there are no percentage limitations imposed by the 1940 Act on the portion of the Fund's assets that may be invested in the securities of any one issuer.  The portfolio of the Fund may therefore be subject to greater risk than the portfolio of a similar fund that diversifies its investments.

ADDITIONAL RISK FACTORS

The Incentive Fee

The Incentive Fee (as described below) may create an incentive for the Adviser to cause the Fund to make investments that are riskier or more speculative than those that might have been made in the absence of the Incentive Fee.  In addition, the Adviser may time investments in order to maximize income under the Incentive Fee.  While the board of trustees of the Fund (the “Board”) does not monitor specific investment decisions by the Adviser and the particular timing of individual investment decisions as they relate to the Incentive Fee, the Board, as part of its fiduciary duties and responsibilities under the 1940 Act (relating to future determinations as to whether to renew the investment advisory agreement with the Adviser), expects to consider whether the Incentive Fee is fair and reasonable.

The Incentive Fee is accrued daily as a liability of the Fund and so reduces the net asset value of all shares.  The repurchase price received by a shareholder whose shares are repurchased in a repurchase offer will reflect an Incentive Fee accrual if the Fund has experienced positive performance through the date of repurchase.  However, the Fund will not accrue an Incentive Fee for any period unless it has fully recovered any cumulative losses from prior fiscal periods.  This is sometimes known as a “high water mark.”  An Incentive Fee accrual may subsequently be reversed if the Fund's performance declines.  No adjustment to a repurchase price will be made after it has been determined.

Unlike a traditional high water mark incentive fee structure, the Incentive Fee is paid based on a loss carryforward account for the Fund as a whole and not loss carryforward accounts for each individual shareholder.  This means that a shareholder is subject to the Incentive Fee as reflected in the net asset value of his or her shares, so long as the Fund did not have a positive balance in its loss carryforward account and had positive net profits at the end of a Fiscal Period.  For example, if the Fund had positive performance for a Fiscal Period, but a shareholder invested in the Fund during a part of that Fiscal Period where the Fund had negative performance and the net asset value of his or her shares declined by the end of the Fiscal Period, then the shareholder would still be subject to the Incentive Fee reflected in the net asset value of the Fund’s shares (assuming the Fund did not have a positive balance in its loss carryforward account).  In addition, when the Fund issues additional shares, the loss carryforward benefit to which the Fund (and thus existing shareholders) is entitled will be diluted, as the per-share amount of cumulative losses is reduced, even though the same dollar amount of cumulative losses exists.  A shareholder’s per-share amount of cumulative losses in a traditional high water mark incentive fee structure would not suffer dilution upon the issuance of additional shares because there would be a loss carryforward account tracking that particular shareholder’s cumulative losses, and not the Fund’s as a whole.

Whenever shares are repurchased in a repurchase offer, or the Fund pays a dividend or a distribution, the amount of any cumulative loss will be reduced in proportion to the reduction in the Fund's assets paid in respect of such repurchase or in respect of such dividend or distribution.  For example, if the Fund has a cumulative loss of $5 million, and 5% of the Fund's shares are repurchased in a repurchase offer (meaning that 5% of the Fund's assets are paid out to tendering shareholders), then the amount of the cumulative loss will be reduced by 5% (or $250,000) to $4,750,000.  Under this scenario, the Fund will not accrue an Incentive Fee until it recovers the cumulative loss of $4,750,000.  However, as described above, the amount of any cumulative loss incurred by the Fund will not be increased by any sales of shares (including shares issued as a result of the reinvestment of dividends and distributions).  Consequently, as the number of outstanding shares increases, the per-share amount (but not the dollar amount) of a cumulative loss will be reduced.  As a result, if a shareholder does not reinvest its distributions, the benefits that such shareholder would receive from a cumulative loss (if any) will be diluted.  This means that an investor's investment may bear a higher percentage Incentive Fee than it otherwise would.  (See “Additional Risk Factors --- Repurchase Offers,” “Fees and Expenses --- Incentive Fee,” and “Repurchase Offers --- Consequences of Repurchase Offers.”)

The application of the Incentive Fee may not correspond to a particular shareholder's experience in the Fund because aggregate cumulative appreciation is calculated on an overall basis allocated equally to each outstanding share.  For example, a shareholder may acquire shares after the Fund's trading has resulted in a cumulative loss.  If so, that shareholder's shares will not be subject to having their net asset value reduced by the Incentive Fee until sufficient gains have been achieved to exceed such losses, despite the fact that all gains allocated to such shares from the date of purchase will constitute aggregate cumulative appreciation in respect of such shares.  Conversely, the shares which had been outstanding when such losses were incurred may be subject to having their net asset value reduced by the Incentive Fee, even though the net asset value per share is below the net asset value at which such shares were issued.  In addition, when shares are issued at a net asset value reduced by the accrued Incentive Fee and such accrued Incentive Fee is subsequently reversed due to trading losses, the reversal will be allocated equally among all outstanding shares (increasing the net asset value per share), including those shares whose purchase price had not itself been reduced by the accrued Incentive Fee being reversed.

Very few investment advisers to registered investment companies receive an incentive fee similar to that to which the Adviser is entitled.  However, the Incentive Fee is comparable to performance-based fees charged by private funds.  While the Board does not monitor specific investment decisions by the Adviser and the particular timing of individual investment decisions as they relate to the Incentive Fee, the Board, as part of its fiduciary duties and responsibilities under the 1940 Act (relating to future determinations as to whether to renew the investment advisory agreement with the Adviser), will consider whether the Incentive Fee is fair and reasonable.

Leverage & Borrowings Risk

The Fund's investment program may involve the use of leverage by borrowing money to purchase securities.  (Although the Fund may issue preferred shares, it has no intention of doing so within the next 12 months.)  The practice of leveraging by borrowing money is speculative and involves certain risks.  Because short sales involve borrowing securities and then selling them, the Fund's short sales have the additional effect of leveraging the Fund's assets.

Purchasing equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security's value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets.  Borrowings to purchase equity securities typically will be secured by the pledge of those securities.  The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions.  This involves the transfer by the Fund of the underlying security to a counterparty in exchange for cash proceeds based on a percentage (which can be as high as 95% to 100%) of the value of the debt instrument and, as described below, constitutes indebtedness subject to limitations of the Investment Company Act of 1940, as amended (the “1940 Act”).  Borrowings by the Fund (which do not include short and derivative transactions) will not exceed 33 ⅓ percent of the Fund's total assets.

Fund's investments.  At such times, the Fund's exposure to the risks described elsewhere in this Prospectus can increase and it may be difficult for the Fund to implement its investment program for a period of time.

Potential Conflicts of Interest

The investment activities of the Adviser for its own accounts and for other accounts it manages (collectively, “Other Accounts”) may give rise to conflicts of interest that may disadvantage the Fund.  The Fund has no interest in these other activities of the Adviser and its affiliates.  As a result of the foregoing, the persons that manage the Fund's investments and their associated investment firms and their affiliates: (i) will be engaged in substantial activities other than on behalf of the Adviser and the Fund, (ii) may have differing economic interests in respect of such activities, and (iii) may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts.  Such persons will devote only so much of their time to the management of the Fund's investments as in their judgment is necessary and appropriate.

There may be circumstances under which the Adviser will cause one or more of its Other Accounts to commit a different percentage of their respective assets to an investment opportunity than to which the Adviser will commit the Fund's assets.  There also may be circumstances under which the Adviser will consider participation by the Other Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund, or vice versa.  The Adviser will not purchase securities or other property from, or sell securities or other property to, the Fund.

When the Adviser determines that it would be appropriate for the Fund and one or more Other Accounts, respectively, to participate in an investment opportunity at the same time, orders will be aggregated, placed and allocated on a basis believed to be fair and equitable, consistent with the Adviser's responsibilities under the Advisers Act and the 1940 Act and its own internal procedures.  Transactions in which the Fund and Other Accounts participate at the same time are expected to involve only publicly-traded securities.

THE FUND

The Fund is registered under the 1940 Act as a non-diversified, closed-end management investment company.  The Fund was organized under a Certificate of Trust on June 19, 2014 in the State of Delaware and commenced operations on [___], 2014.  The Fund's principal office is located at 366 Madison Avenue, 12th Floor, New York, New York 10017, and its telephone number is (212) 949-3000.  Corsair Capital Management, L.P., a Delaware limited partnership that is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940 (the “Advisers Act”), serves as the investment adviser of the Fund (the “Adviser”).  The Adviser is controlled by its general partner, Corsair Capital Management GP, L.L.C. (the “General Partner”), and Jay R. Petschek and Steven Major, each a managing member of the General Partner and Principal and Co-Portfolio Manager of the Adviser, serve as the Portfolio Managers of the Fund.  Responsibility for the overall management and supervision of the operations of the Fund is vested in the individuals who serve on the Board.  (See “Management of the Fund --- The Board of Trustees” herein and “Management of the Fund” in the SAI.)

USE OF PROCEEDS

The proceeds of this offering, excluding the amount of any sales load paid by shareholders (if applicable) and net of the Fund's ongoing fees and expenses, will be invested in accordance with the Fund's program as soon as practicable after each monthly closing of such offering or at such other times as may be determined by the Board.

Pending the investment of the proceeds of any offering in securities and other investments consistent with the Fund's investment program, the Fund may, during periods of adverse market conditions in the equity securities markets, deviate from its investment objective and invest substantially all of its assets in high quality debt securities, money market instruments, or hold its assets in cash.  The Fund may be prevented from achieving its objective during any time in which the Fund's assets are not substantially invested in accordance with its principal investment strategies.

INVESTMENT PROGRAM

Investment Objective and Policies

The Fund's investment objective is to achieve capital appreciation.  No assurance can be given that the Fund will achieve its investment objective or that shareholders will not lose money.

The Fund's investment objective is fundamental and may not be changed without the approval of shareholders.  However, except as otherwise stated in this prospectus (the “Prospectus”) or in the SAI, the investment policies and restrictions of the Fund are not fundamental and may be changed by the Board without a vote of shareholders.  The Fund's fundamental investment policies and restrictions are listed in the SAI.  Its principal investment strategies are discussed below.  The Fund may change any investment policy or strategy that is not fundamental, if the Board believes doing so would be consistent with the Fund's investment objective.

Principal Investment Strategies & Methodology

The Fund pursues its investment objective by investing its assets primarily in long and short positions in equity securities of U.S. and Canadian companies.  Generally, the Adviser emphasizes companies believed to be going through strategic and/or structural change (e.g., spin-offs, restructurings, post-bankruptcy reorganizations, etc.)  or companies operating in industries or other environments believed to be undergoing substantial change.  For purposes of the Fund's investment program, “equity securities” means common and preferred stocks (including IPO securities), convertible securities, stock options (covered call and put options), warrants and rights.  The Adviser will invest the Fund's assets in equity securities without regard to the issuer's market capitalization.

Common Stocks.  Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claim of shareholders, after making required payments to holders of the entity's preferred stock and other senior equity.  Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

Short Sales.  The Fund may seek capital appreciation by effecting short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value.  The Fund may also effect short sales for hedging purposes.

Short sales are considered speculative investment practices and involve certain risks.  (See “Principal Risk Factors --- Risk of Short Sales”)

Preferred Stocks.  Preferred stock generally has a preference over an issuer's common stock as to dividends and in the event of liquidation, but it ranks junior to debt securities in an issuer's capital structure.  Preferred stock generally pays dividends in cash (or additional shares of preferred stock) at a defined rate, but unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer's board of directors.  Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer's common stock until all unpaid preferred stock dividends have been paid.  Preferred stock may also be subject to optional or mandatory redemption provisions.

Special Situations/Event-Related Positions.  In pursuing the Fund’s investment objective, the Adviser may invest in so-called “special situations,” such as spin-offs, and “event-related” and merger arbitrage positions.  Event-related strategies involve investing in securities of companies currently or prospectively involved in a wide variety of corporate transactions or other events where the investment thesis is predicated on the anticipated effect of such transactions or events. Such events may include mergers, acquisitions, recapitalizations, restructurings, spinoffs, divestitures, management change, new products or offerings, and other situations which alter a company’s structure, strategy or prospects. Merger arbitrage typically involves taking short and/or long positions in the stock of a company buying or being bought by another company upon the announcement of an acquisition offer. The investor will generally buy shares of the target and short shares of the acquirer in a stock for stock transaction, in expectation of profiting from the price differential between the purchase price of the securities and the value received for the securities as a result of or in expectation of the consummation of the event.

IPO Securities.  The Fund may purchase securities of companies in initial public offerings (i.e., “IPO securities”) or shortly thereafter.  Special risks associated with these securities may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer, and limited operating history.  (See “Principal Risk Factors --- Market Capitalization Risk.”)

Convertible Securities.  Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula.  A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged.  Convertible securities have unique investment characteristics, in that they generally: (1) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (2) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics, and (3) provide the potential for capital appreciation if the market price of the underlying common stock increases.

Call and Put Options on Individual Securities.  The Fund may purchase covered call and put options in respect of specific securities, and may write and sell covered ~~or uncovered~~ call and put options for hedging purposes and non-hedging purposes to pursue its investment objective.  A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option.  Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option.  A covered call option written by the Fund is a call option with respect to which the Fund owns the underlying security.  A covered put option written by the Fund is a put option with respect to which cash or liquid securities have been placed in a segregated account on the Fund's books or with the Fund's custodian to fulfill the obligation undertaken.

The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security.  The Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof.  To close out a position as a purchaser of an option, the Fund would ordinarily make a similar “closing sale transaction,” which involves liquidating the Fund's position by selling the option previously purchased, although the Fund would be entitled to exercise the option should it deem it advantageous to do so.  The Fund may also invest in so-called “synthetic” options or other derivative instruments written by broker-dealers.  (See “Principal Risk Factors --- “Risk of Equity Securities” and “Additional Risk Factors --- Derivatives Risk.”)

Options transactions may be effected on securities exchanges or in the over-the-counter market.  Over-the-counter options purchased and sold by the Fund may also include options on baskets of specific securities.

Cash, U.S. Government Securities and Money Market Fund Interests.  Given the Fund’s opportunistic investment strategy, the Fund generally holds a significant amount of cash.  The Fund may also hold debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities (“U.S. Government Securities”) and/or interests in money market funds.  During periods of rising markets, these holdings may adversely impact the Fund’s performance relative to a more fully invested portfolio and, thus, may negatively impact the Fund’s ability to achieve its investment objective.  (See “Principal Risk Factors --- Money Market Fund Risk and --- U.S. Government Securities Risk.”)

Warrants and Rights.  Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities.  Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company.

The Adviser principally uses fundamental research to identify and assess potential portfolio investments.  This research typically includes analysis of financial statements and other data, meeting company

The Fund may suspend or postpone a repurchase offer in limited circumstances, but only with the approval of a majority of the Board, including a majority of the Independent Trustees.  These circumstances are:

●	if the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code;

●	for any period during which the New York Stock Exchange (the “NYSE”) ~~or any other market in which the portfolio securities owned by the Fund are principally traded~~ is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

●	for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

●	for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement.  If the Fund thereafter renews the repurchase offer, the Fund shall send a new notification of the offer to shareholders.

Determination of Repurchase Price

The repurchase price payable in respect of a repurchased share is equal to the share's net asset value on the repurchase pricing date.  Changes in the Fund's net asset value may be more pronounced and more rapid than with other funds because of the Fund's investment objective and policies and the potential for the Incentive Fee.  Indeed, the Fund's net asset value per share may change substantially in a short time as a result of developments at the companies in which the Fund invests.  In that regard, the Fund's net asset value per share may change materially between the date a repurchase offer is mailed and the repurchase request deadline, and it may also change materially shortly after a repurchase request deadline and the repurchase pricing date.  Nevertheless, the repurchase price will not be adjusted after the repurchase pricing date.  In order to assist investors in determining whether to participate in a repurchase offer, Rule 23c-3 of the 1940 Act requires that the Fund calculate its net asset value each business day during the five business days preceding the repurchase request deadline as of the close of business on the NYSE.  Since Selling Agents are responsible for disseminating the Fund's net asset value to their customers, there is a risk that these agents may not disseminate current net asset value information to shareholders, which would impact a shareholder's ability to evaluate effectively whether to participate in the repurchase offer.  The method by which the Fund calculates net asset value is discussed below.  (See “Calculation of Net Asset Value.”)

Payment for Repurchases

Payment for tendered shares will be distributed to brokers, dealers or other financial intermediaries for distribution to their customers, as specified in the repurchase offer notification, no later than seven days after the repurchase pricing date.

Impact of Repurchase Policy

From the time the Fund distributes each repurchase offer notification until the repurchase pricing date, the Fund must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer.  For this purpose, liquid assets means assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which they are valued by the Fund, within a period of time equal to the period between a repurchase request deadline and the repurchase payment date, or of assets that mature by the repurchase payment date.  The Fund is also permitted to borrow money to meet repurchase requests.  Borrowing by the Fund involves certain risks for shareholders.  (See “Principal Risk Factors --- Leverage & Borrowings Risk.”)

Dividend Reinvestment

Dividends and capital gain distributions to shareholders will be reinvested unless the Fund is otherwise instructed by the shareholder through its broker, dealer or other financial intermediary.  Shareholders will not be charged any fees as a result of participating in the dividend reinvestment plan.  A shareholder who elects not to reinvest will receive both dividends and capital gain distributions in cash.  A shareholder can change its election with respect to reinvestment by contacting its broker, dealer or other financial intermediary.  The Fund may limit the extent to which any distributions that are returns of capital may be reinvested in the Fund.

Shares will be issued at their net asset value on the ex-dividend date; there is no sales load or other charge for reinvestment.  Shareholders may affirmatively opt out of the automatic reinvestment plan at any time by contacting their broker, dealer or other financial intermediary, who will inform the Fund.  Such a request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution.

Although shareholders receive no cash for distributions reinvested through the plan, ordinary income and/or capital gains are realized for federal income tax purposes on the date of the distribution.  Such distributions may also be subject to state and local taxes.  Shareholders will be required to report distributions on their tax returns, even if the distribution is reinvested in additional shares.

The Fund reserves the right to suspend reinvestments at any time and require shareholders to receive all distributions in cash.  The Fund may also limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions.  The Fund does not currently suspend or limit reinvestments, but it may determine to do so if the amount being reinvested by shareholders exceeds the available investment opportunities that the Adviser considers suitable for the Fund.

Additional information regarding the Fund’s dividend reinvestment plan may be obtained by calling [_____________] at (212) 949-3000.

POTENTIAL CONFLICTS OF INTEREST

General

The Adviser, an investment adviser registered under the Advisers Act, carries on substantial investment activities for its own account and for private investment partnerships, other pooled investment vehicles, institutions and individual clients. The Fund has no interest in these activities. As a result of the foregoing, the Adviser will be engaged in substantial activities and may have conflicts of interest in allocating its time and activities among the Fund and such other clients. The Adviser and its officers and employees devote only so much time to the affairs of the Funds as in their judgment is necessary and appropriate.

 Participation in Investment Opportunities

The Adviser may provide investment advice for certain ~~other investment funds or other accounts~~Other Accounts that pursue investment strategies similar to that of the Fund (the “Similar Accounts”).  As a general matter, the Adviser (subject to any policies established by the Board) will consider participation by the Fund in all appropriate investment opportunities that are under consideration by the Adviser for investment for the Similar Accounts.  There may be circumstances, however, under which the Adviser will cause one (or more) of the Similar Accounts to commit a different percentage of its assets to an investment opportunity than the Adviser will cause the Fund to commit its assets.  There may also be circumstances under which the Adviser will consider or recommend participation by the Similar Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund.

The Adviser will consider subjective criteria in evaluating whether a particular investment opportunity or strategy is appropriate and feasible for one or more Similar Accounts at a particular time.  These criteria typically include:  (i) the nature of the investment opportunity taken in the context of the other investments available at the time; (ii) the liquidity of the investment relative to the needs of the particular entity or account; (iii)

the availability of the opportunity (e.g., size of the obtainable position); (iv) the transaction costs involved; (v) the investment or regulatory limitations applicable to the particular entity or account and (vi) the liquidity needs of the particular account.  Similarly, the Adviser will consider subjective criteria when determining if a limited investment opportunity (such as an IPO) is an investment that is appropriate and feasible (in light of restrictions on investments in IPOs as may be applicable under the 1940 Act) for the Fund and/or a Similar Account.  Accordingly, the Fund may not be able to take full advantage of an investment opportunity to the extent the Adviser determines, in its discretion, that such opportunity is not appropriate for the Fund.  Because these considerations may differ for the Fund and the Similar Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the Similar Accounts may differ from time to time.  In addition, the fees and expenses of the Fund may differ from those of the Similar Accounts.  Therefore, prospective shareholders should note that the future performance of the Fund and the Similar Accounts may vary.  (See “Performance Information.”)

When the Adviser determines that it would be appropriate for the Fund and one or more Similar Accounts, respectively, to participate in an investment opportunity at the same time, orders will be aggregated, placed and allocated on a basis believed to be fair and equitable, consistent with the Adviser's responsibilities under the Advisers Act and the 1940 Act and its own internal procedures.  Transactions in which the Fund and Similar Accounts participate at the same time are expected to involve only publicly-traded securities.  However, decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Similar Accounts, in all trades.  The Adviser will take steps to ensure that no participating entity or account (including the Fund) will be systematically disadvantaged by the aggregation, placement or allocation of orders.

Situations may occur where the Fund could be disadvantaged because of the investment activities conducted by the Adviser.  These situations may be based on, among other things, the following: (i) legal restrictions on the combined size of positions that may be taken for the Fund and the Similar Accounts, thereby limiting the size of the Fund's position; (ii) the difficulty of liquidating an investment for the Fund and the Similar Accounts where the sale of the combined positions cannot be absorbed; or (iii) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of these options or other instruments.

The partners of the Adviser and its officers and employees (including the Fund's Portfolio Managers) and other affiliated persons may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund.  As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees of the Adviser that are the same, different or made at a different time than positions taken for the Fund.  In order to mitigate the possibility that the Fund (or investors) will be adversely affected by this personal trading, the Adviser has adopted a Code of Ethics and the Fund has adopted its own Code of Ethics, both of which are in compliance with Rule 17j-1 under the 1940 Act which restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund's portfolio transactions.  Each Code of Ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-8090.  Each Code of Ethics is also available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies of each Code of Ethics may be obtained, after paying a duplicating fee, by E-mail at publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

BROKERAGE

The Adviser is responsible for placing orders for the execution of the Fund's portfolio transactions and the allocation of brokerage transactions.  Transactions on the great majority of foreign stock exchanges involve the payment of a combination of fixed and negotiated commissions, while transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions.  No stated commission is generally applicable to securities traded on a principal basis in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.  Transactions may also be executed on an agency basis in over-the-counter markets, which will involve the payment of negotiated or fixed commissions, when deemed consistent with the Fund's brokerage policies.

In selecting brokers to effect transactions on behalf of the Fund, the Adviser seeks to obtain the best price and execution, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and the firm's risk in positioning a block of securities.  Although the Adviser will generally seek reasonably competitive commission rates, the Adviser will not necessarily pay the lowest commission available on each transaction.  As described below, the Adviser may place orders with brokers that provide research services. The Adviser will comply with the safe harbor under Section 28(e) of the Securities Exchange Act of 1934, as amended, with respect to the receipt of such services.  The Adviser has no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.

Consistent with the principle of seeking best price and execution, the Adviser may place brokerage orders on behalf of the Fund with brokers that provide supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnish analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts.  A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Adviser determines in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of the Adviser to the Fund and other clients and that the total commissions paid by the Fund will be reasonable in relation to the benefits to the Fund over the long-term.  In addition, the Adviser may at times execute a trade through a particular broker but then “step out” the trade to a different broker.  This occurs when the Adviser determines that the order is best executed through a certain broker but would like to pay all or a portion of the commission to another broker for research provided to the Adviser.  Research services obtained by the use of commissions arising from the Fund's portfolio transactions may be used by the Adviser in other investment activities and, thus, the Fund may not necessarily, in any particular instance, be the direct or indirect beneficiary of the research provided to the Adviser.  In no instance, however, will the Fund's securities be purchased from or sold to the Adviser, or any affiliated person thereof, except to the extent permitted by the SEC or by applicable law.  Information and research received from such brokers will be in addition to, and not in lieu of, the services required to be performed by the Adviser under the Advisory Agreement.  The expenses of the Adviser are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Adviser or its respective affiliates in providing services to clients other than the Fund.  In addition, as noted above, not all of the supplemental information is used by the Adviser in connection with the Fund.  Conversely, the information provided to the Adviser by brokers or dealers through which other clients of the Adviser effect securities transactions may be useful to the Adviser in providing services to the Fund.

GENERAL INFORMATION

Fiscal Year

The Fund's fiscal year ends on each [_____________].  The Fund's tax year for federal income tax purposes also ends on each [_____________].

Reports to Shareholders

As soon as practicable after the end of each taxable year, the Fund furnishes to shareholders such information as is necessary for them to complete their income tax or information returns, along with any other tax information required by law.

The Fund sends unaudited semi-annual and audited annual reports to shareholders within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

APPENDIX B

PORTFOLIO MANAGER PERFORMANCE INFORMATION

The investment adviser of Corsair Opportunity Fund (the “Fund”) is Corsair Capital Management, L.P. (the “Adviser”). The Fund commenced operations on [_________], 2014.  The Adviser and its personnel, including the Fund's portfolio managers, employ ~~an investment program for the Fund that is~~a substantially ~~the same as the investment  program that~~similar objective and strategies for the Fund as the objective and strategies they have employed in managing another investment vehicle (the “Other Investment Vehicle”). The Other Investment Vehicle represents the longest track record available among all similarly managed accounts by the Adviser.  The Fund's return during its operating history and the Other Investment Vehicle's return are shown in the following tables and bar charts.

The tables and bar charts set forth performance information of the Other Investment Vehicle and various indices for the periods indicated.  The returns shown for the Other Investment Vehicle reflect the actual fees and expenses incurred by the Other Investment Vehicle.  The tables should be read in conjunction with the notes thereto.  PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.  UNDER NO CIRCUMSTANCES SHOULD THE PERFORMANCE INFORMATION OF THE OTHER INVESTMENT VEHICLE BE VIEWED AS A SUBSTITUTE FOR THE PERFORMANCE INFORMATION OF THE FUND. Prior performance information is for an account that, unlike the Fund, is not subject to certain investment limitations, requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which if applicable, may have adversely affected the performance results.  Prospective investors should recognize that the Fund's fees and expenses may be higher than those of the Other Investment Vehicle.  Accordingly, had the Other Investment Vehicle's performance records reflected the Fund's fees and estimated expenses, the Other Investment Vehicle's returns shown in the table may have been lower.  Furthermore, there are certain differences between the investment policies of the Fund and the Other Investment Vehicle.  Unlike the Fund, the Other Investment Vehicle is not subject to certain investment limitations imposed by applicable securities laws which, if applicable, may have adversely affected the Other Investment Vehicle's performance.  The future performance of the Fund, the Other Investment Vehicle and the various indices may differ.

B-1